UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Grand Canyon Education, Inc.
(Name of Issuer)
Common Stock, $0.01 per value
(Title of Class of Securities)
38526M 106
(CUSIP Number)
Christopher C. Richardson
3300 West Camelback Road
Phoenix, Arizona 85017
602-639-7500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Brent D. Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,622,516 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,761,504 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,622,516 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 45,613,794 shares of Grand Canyon Education, Inc. common stock outstanding, which reflects shares outstanding as of September 14, 2009 plus 1,000,000 shares issued by Grand Canyon Education, Inc. on September 18, 2009.

1

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS Christopher C. Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,622,516 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,762,370 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,622,516 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 45,613,794 shares of Grand Canyon Education, Inc. common stock outstanding, which reflects shares outstanding as of September 14, 2009 plus 1,000,000 shares issued by Grand Canyon Education, Inc. on September 18, 2009.

2

EXPLANATORY NOTE
In connection with the initial public offering (the “IPO”) of shares of common stock of Grand Canyon Education, Inc. (“Grand Canyon”), certain of Grand Canyon’s stockholders entered into a proxy and voting agreement (the “Initial Voting Agreement”) that became effective on November 25, 2008, the closing of the IPO, pursuant to which such holders granted to Brent D. Richardson, Grand Canyon’s Executive Chairman, and Christopher C. Richardson, Grand Canyon’s General Counsel and director (collectively, the “Richardson Voting Group”), a five-year irrevocable proxy to exercise voting authority with respect to certain shares of common stock held by such holders, for so long as such shares are held by such holders.
On September 14, 2009, Endeavour Capital Fund IV, L.P., Endeavour Associates Fund IV, L.P., and Endeavour Capital Parallel Fund IV, L.P. (collectively, the “Endeavour Entities”) entered into a proxy and voting agreement (the “Endeavour Voting Agreement” and together with the Initial Voting Agreement, the “Voting Agreement”) pursuant to which such entities granted to the Richardson Voting Group a similar five-year irrevocable proxy to exercise voting authority with respect to certain shares of common stock held by such entities, for so long as such shares are held by such entities.
Under the terms of the Voting Agreement, if any person party to such agreement transfers shares of common stock covered by the proxy in open-market or other transactions, the proxy is no longer effective as to such shares. Accordingly, the number of shares over which the Richardson Voting Group will continue to hold voting power will decrease over time as shares held by other parties to the Voting Agreement are sold, which sales the Richardson Voting Group may be not be aware of since many of the shares held by such other parties are held in “street name.”
This Amendment No. 2 to Schedule 13D (the “Amended Schedule 13D”) is being filed to reflect the Endeavour Voting Agreement and to update the number of shares of Grand Canyon common stock over which the Richardson Voting Group may have voting authority. This Amended Schedule 13D amends the Schedule 13D filed on December 5, 2008 (the “Original Schedule 13D”) and Amendment No. 1 to Schedule 13D filed on June 9, 2009 (“Amendment No. 1”), and Items 5 and 7 of the Schedule 13D, as amended, are amended and supplemented as set forth below.
Item 5. Interest in Securities of the Issuer.
(a, b) The totals for Brent D. Richardson and Christopher C. Richardson consist of:
•	2,761,504 shares of common stock held of record by Exeter Capital, LLC, a limited liability company of which Brent D. Richardson is the manager;

•	2,762,370 shares of common stock held of record by Calle Camelia Investments, LLC, a limited liability company of which Christopher C. Richardson is a manager;

•	6,337,138 shares of common stock held by the Endeavour Entities; and

•	2,761,504 shares of common stock held of record by the Luke M. Buse and Staci Lin Buse Revocable Trust.
Upon the completion of Grand Canyon’s IPO, as a result of the Initial Voting Agreement, the Richardson Voting Group had the power to exercise voting authority with respect to 19,516,242 shares of Grand Canyon’s common stock, or 42.9% of its common stock at such time. Under the terms of the Voting Agreement, if any person party to such agreement transfers shares of common stock covered by the proxy in open-market or other transactions, the proxy is no longer effective as to such shares. Accordingly, the number of shares over which the Richardson Voting Group will continue to hold voting power will decrease over time as shares held by other parties to the Voting Agreement are sold, which sales the Richardson Voting Group may be not be aware of since many of the shares held by such other parties are held in “street name.” Except to the extent set forth in the bullet points above, the totals for Brent D. Richardson and Christopher C. Richardson do not include other shares that may remain subject to the Initial Voting Agreement.
Luke M. Buse and Staci Lin Buse, as co-trustees, share dispositive power with respect to the shares owned by the Luke M. Buse and Staci Lin Buse Revocable Trust. Staci Lin Buse is the sister of Brent D. Richardson and Christopher C. Richardson. Except (i) in the case of Brent D. Richardson, with respect to shares of Grand Canyon common stock held of record by Exeter Capital, LLC, and (ii) in the case of Christopher C. Richardson, with respect to shares of Grand Canyon common stock held of record by Calle Camelia Investments, LLC, Brent D. Richardson and Christopher C. Richardson disclaim beneficial ownership of the shares of Grand Canyon common stock subject to the Voting Agreement, except to the extent of their voting interest in such shares as a result of the Voting Agreement and related proxy.
(c) On September 18, 2009, Grand Canyon closed on the sale of 1,000,000 shares of its common stock, and Exeter Capital, LLC, Calle Camelia Investments, LLC, the Luke M. Buse and Staci Lin Buse Revocable Trust, and the Endeavour Entities closed on the sale of 741,667, 741,666, 741,667, and 3,675,000 shares, respectively, of Grand Canyon common stock, in each case at a price of $16.50 per share, in an underwritten transaction that was registered with the Securities and Exchange Commission on a Registration Statement on Form S-1 (File No. 333-161571). None of the shares that were sold by the Endeavour Entities were subject to the Endeavour Voting Agreement.
Item 7. Material to be Filed as Exhibits.
Exhibit 1.	Amended and Restated Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 1).

Exhibit 2.	Initial Voting Agreement (incorporated by reference to Exhibit 2 of the Original Schedule 13D).

Exhibit 3.	Investor Rights Agreement (incorporated by reference to Exhibit 3 of the Original Schedule 13D).

Exhibit 4.	Endeavour Voting Agreement.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 23, 2009

By:	/s/ Brent D. Richardson
	Name:	Brent D. Richardson

By:	/s/ Christopher C. Richardson
	Name:	Christopher C. Richardson

Exhibit Index

Exhibit
No.	Description

4.	Endeavour Voting Agreement.